CBL INTERNATIONAL LIMITED
LEVEL 23-2, MENARA PERMATA SAPURA
KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR
MALAYSIA

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. You can also email your completed proxy card to investors@banle-intl.com. Please make sure the proxy card will be received by the respective recipients no later than November 23, 2025 at 11:59 am Eastern Time.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V81043-Z91513 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

CBL INTERNATIONAL LIMITED

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE "FOR" PROPOSAL NOS. 1, 2, AND 3 — **For Against Abstain**

1. To approve, as a special resolution, an alteration to the share capital of the Company by: ☐ ☐ ☐

   a. re-designating and re-classifying the authorized share capital of the Company from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 per share (the "**Ordinary Shares**"), to US$50,000 divided into (a) 30,000,000 Class A ordinary shares, par value US$0.0001 per share (the "**Class A Ordinary Shares**") and (b) 470,000,000 Class B ordinary shares, par value US$0.0001 per share (the "**Class B Ordinary Shares**"), in each case having the respective rights and privileges and being subject to the Third Amended and Restated Memorandum of Association and the Second Amended and Restated Articles of Association (each as defined in sub-paragraph (b) below) (the "**Redesignation of Share Capital**") by:

   i. re-designating 13,175,000 Ordinary Shares held by CBL (Asia) Limited into Class A Ordinary Shares on a one-for-one basis;

   ii. re-designating all issued and outstanding Ordinary Shares (except for the 13,175,000 Ordinary Shares held by CBL (Asia) Limited) into Class B Ordinary Shares on a one-for-one basis;

   iii. re-designating 16,825,000 of the remaining authorized but unissued Ordinary Shares into 16,825,000 Class A Ordinary Shares on a one-on-one basis;

   iv. re-designating 455,674,673 of the remaining authorized but unissued Ordinary Shares into 455,674,673 Class B Ordinary Shares on a one-on-one basis; and

   b. adopting the third amended and restated memorandum of association (the "**Third Amended and Restated Memorandum of Association**") and the second amended and restated articles of association (the "**Second Amended and Restated Articles of Association**") of the Company, in the forms of Appendices A and B, respectively, to the Notice of Extraordinary General Meeting, as the memorandum and articles of association of the Company, in substitution for, and to the exclusion of, the existing Second Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, respectively, of the Company (the "**M&A Amendment and Restatement**", and together with the Redesignation of Share Capital, the "**Share Capital Alteration**").

2. To approve, as an ordinary resolution, a share consolidation of every issued and unissued Ordinary Share of par value US$0.0001 each of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares upon the Redesignation of Share Capital taking effect) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20) (the "**Range**"), with the exact ratio to be set at a whole number within the Range by the board of directors of the Company (the "**Board of Directors**") in its sole discretion and the effective date of such share consolidation (the "**Effective Date**") to be determined by the Board of Directors in its sole discretion, but in no event shall the Effective Date occur later than August 27, 2026 (the "**Share Consolidation**"). ☐ ☐ ☐

3. To approve, as an ordinary resolution, to adjourn the Extraordinary General Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Extraordinary General Meeting to approve the proposals described above (the "**Adjournment Proposal**"). ☐ ☐ ☐

Please sign and date your proxy card. Please sign exactly as your name(s) appear(s) on this proxy. All joint owners of shares must sign. When signing as attorney, executor, trustee, guardian, corporate officer, etc., please indicate full title.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Form 6-K is available at www.proxyvote.com.

V81044-Z91513

CBL INTERNATIONAL LIMITED
PROXY FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON NOVEMBER 26, 2025
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) of CBL International Limited, a Cayman Islands exempted company with limited liability (the "Company"), hereby acknowledge(s) receipt of the Notice of Extraordinary General Meeting of Shareholders, and hereby appoints ____________ or ____________, or if no person is otherwise specified, Teck Lim Chia as proxy of the undersigned, with full power of substitution and revocation, and authorize(s) him to vote the number of shares which the undersigned would be entitled to cast if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on November 26, 2025, at 9:30 a.m. Malaysia Time (November 25, 2025, at 9:30 p.m., Eastern Time) in person at Room 3602-03A, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong and at any adjournment(s) thereof.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE AND THE PROXY IS SIGNED AND RETURNED, THE PROXY WILL BE VOTED "FOR" PROPOSAL NOS. 1, 2, AND 3.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

IMPORTANT—This Proxy must be signed and dated.

Continued and to be signed on reverse side